UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2009            File No.    0-51923

Orko Silver Corp.

(Name of Registrant)

Suite 2610 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

1.

News Release dated January 7, 2009.

2.

News Release dated February 2, 2009.

3.

News Release dated February 18, 2009.

4.

News Release dated March 30, 2009.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Orko Silver Corp.

(Registrant)

Dated: April 1, 2009	By: /s/ Ross Wilmot Ross Wilmot, Chief Financial Officer and Director

January 07, 2009

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Provides 2008 Year End Summary

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) – The Company wishes to provide a year end summary and update of activities planned for 2009.

Calendar Year 2008 represented a significant expansion of the Martha Vein with four diamond drills turning until October when the Company cut back to two drills in order to preserve working capital. All drills were idled in early December, with present plans to resume drilling early in 2009, subsequent to the issuance of the Company’s upcoming sixth resource estimate being conducted by Mine Development Associates of Reno, Nevada (MDA), and incorporating their recommendations for ongoing drill testing.

During 2008, Orko Silver drilled over 70,700 metres at La Preciosa bringing the total drilled to date to over 146,000 metres in 366 holes. All drilling was conducted by Major Drilling International under the direction of Orko Silver.

Orko released its fifth NI 43-101 compliant resource estimate during 2008, which demonstrated an increase in the resource at La Preciosa by approximately 30% to 103.2 million Silver-equivalent ounces. The independently verified estimate, announced on March 31st, 2008, concluded that work to date on the property had outlined an estimated Inferred Resource of 15.35 million tonnes grading 0.321 g/t Au and 190 g/t Ag at a cutoff grade of 100 g/t for a Silver-equivalent grade of 209.2 g/t, and equaling 3,211 million grams Ag-Eq or 103.2 million oz Ag-Eq.*

The mineral resource estimate was based on assay results from diamond drill holes BP05-01 to BP07-149 plus seven extensions of holes previously drilled on La Preciosa Ridge. Average drill-hole spacing approximates 100 metres. Not all of the holes were used in the resource estimation as a number of holes tested targets outside the defined resource block. Orko is pleased to have added over 30 million ounces to the resource estimate which included assay data from an additional 36 holes of drilling since the previous estimate in October 2007. The Martha Vein accounted for all of the additional ounces added and now represents 56% of the total resource at La Preciosa. The Martha Vein has an average true thickness of 9.92 metres.

During 2008, Orko Silver also retained Mine Development Associates of Reno, Nevada to complete an independent resource estimate. This sixth resource estimate, initially scheduled for completion in the 4th quarter 2008, has been delayed until early 2009, so that additional metallurgical testing of the Martha Vein can be completed and missing information can be gathered, all with the expectation of upgrading the resource classification.

The final product will be a 3D block model including detailed recommendations for the next stage of drilling. Subsequent to the issuance of the MDA results, a Preliminary Economic Assessment analysis will be completed.

The Martha Vein oriented drilling program has extended the mineralization in a SSE direction, toward the La Preciosa/ Santa Monica Property boundary. The Company’s geologists have noted a drop in the silver values to the southeast, where drilling has taken place on the periphery of a small Quaternary basaltic volcano. Here Martha vein thickness remains strong.

A similar depletion in grade is also noted along the southern boundary of a second basaltic volcano along the northern boundary of Martha drilling. Our technical team now believes that heat from the emplacement of the northern volcano may have remobilized and caused the pooling of silver-bearing fluids into large mineralized zones, as seen in the vicinity of hole BP07-71ext (20m of 460 g/t Ag Eq) and hole BP07-75ext (40m of 260 g/t Ag Eq) as well as a number of other thick intercepts where our best portion of the current resource estimate lies. A similar scenario may be in place in the southeast in the vicinity of the second volcano. Orko geologists plan to test this theory in 2009 by drilling wider spaced holes south and southeast of the southern volcano, toward definition of richer areas of silver concentration.

The Company remains extremely optimistic about its future prospects at La Preciosa. For 2009, Orko Silver plans to carryout in-fill drilling that will allow the Company to increase the resource confidence of the Martha vein, as well as drill testing along the extensions of the other known vein trends, within the overall property package.

A printer friendly PDF format of this news release is available at the link below:

http://www.investorhub.ca/orkonews01072009.pdf

George Cavey, P.Geo. is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

*Silver-equivalent, for the purposes of this resource estimate, was defined as the silver grade plus 60 times the gold grade. The reported numbers are for in situ metal content without consideration of metallurgical recoveries and net smelter returns.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa.

ON BEHALF OF THE BOARD OF DIRECTORS

George Cavey

Vice-President Exploration

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via our website at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

February 2, 2009

TSX Venture Exchange: OK.V

Trading Symbol: OK

Orko Silver Corp. announces repricing of certain existing stock options

VANCOUVER, British Columbia - Orko Silver Corp. – (TSX.V - OK) announces that the Company has amended an aggregate of 525,000 incentive stock options to reduce the exercise price from $1.55 to $0.61 per share, subject to TSX Venture Exchange acceptance. An aggregate of 200,000 of these options are held by an insider and, in accordance with the requirements of the TSX Venture Exchange, this amendment is subject to the approval of disinterested shareholders. This completes the repricing of options previously granted. The Company intends to seek disinterested shareholder approval at its next Annual General Meeting scheduled for May 2009. There has been no change to the expiry date or vesting provisions of the options.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

February 18, 2009

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Increases and Upgrades La Preciosa Resource Estimate

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) – is pleased to release the latest resource estimate for our La Preciosa silver deposit located in Durango, Mexico. This independent resource estimate has been completed by Mine Development Associates (MDA) of Reno, Nevada. MDA has stated that the La Preciosa deposit now comprises 47% Indicated Resources and 53% Inferred Resources. The current resource estimate is based on all of Orko’s drilling, including the 2008 drilling of an additional 205 holes (79,021 m).

Resource Estimate (All Veins

Category	Tonnes	AgEq	Ag	Silver	Au	Gold	AgEq*
		grade*	grade	(ounces)	grade	(ounces)	(ounces)
		(AgEq g/t)	(Ag g/t)		(Au g/t)
Indicated	10,637,000	201	185	63,230,000	0.27	94,000	68,870,000
Inferred	12,087,000	200	185	71,754,000	0.25	97,000	77,574,000

Previous resource estimates completed at La Preciosa all contained Inferred Resources only. The last resource estimate, of March 31, 2008, outlined an estimated Inferred Resource of 15.35 million tonnes grading 0.321 g/t Au and 190.0 g/t Ag at a cut-off grade of 100 g/t for a Silver-Equivalent grade of 209.2 g/t. Contained metal in the Inferred Resource equaled 93.7 million oz Silver and 158,000 oz Gold, totaling 103.2 million oz Silver Equivalent*.

Gary Cope, President of Orko, adds: “"It has been very rewarding to have watched La Preciosa grow from a "Grassroots" exploration play, into one of the top new silver discoveries in the world. This resource increase when combined with the upgrade of 47% of the total ounces to the "Indicated" category gives us the confidence that we are well on our way to demonstrating the potential for another large silver mine in Mexico. Our immediate plans include continuing with our delineation of the Martha Vein, including infill drilling and to begin the drill testing of other targets such as Nancy, El Orito Norte and El Vaquero."

In total, eight veins were modeled including the Martha Vein, which dominates the resource. In the process of modeling, lithological units were differentiated which helped in establishing the orientation and continuity of the individual veins. Using geological data along with the metal grades, it was possible to establish continuity of mineralized zones of stockwork, breccia, veins, and veinlets. The high-grade veins within these zones were segregated and modeled. All zones and veins were modeled into a three dimensional solid. Once defined, statistics of each domain and each vein were evaluated separately, and capping was carried-out individually for each vein and domain. The sample data was then composited to three-metre intervals. Grade continuity was evaluated separately for each vein and domain. Inverse distance squared estimation was used. A cut-off grade of 100 g/t was selected by MDA. Classification into Indicated and Inferred was dependent upon the vein continuity, geological continuity and proximity to the closest drill hole, as well as the number of samples and the number of drill holes used in the individual blocks.

All reported resources lie within the modeled veins. The reported resource estimate is undiluted using a 60:1 gold to silver ratio with no metallurgical extractive factors applied. The QA/QC work demonstrates reliability of the analytical data and the auditing of the database has shown it is accurate.

Of particular note are the resources contained within the Martha Vein, as outlined in the following table:

Resource Estimate (Martha Vein Onl

	Tonnes	AgEq	Ag	Silver	Au	Gold	AgEq*
		grade*	grade	(ounces)	grade	(ounces)	(ounces)
		(AgEq g/t)	(Ag g/t)		(Au g/t)
Category
Indicated	7,394,000	208	189	44,900,000	0.31	75,000	49,400,000
Inferred	8,777,000	207	191	53,764,000	0.27	77,000	58,384,000

Steve Ristorcelli, R.P.Geo. of MDA is the Qualified Person who takes responsibility for the resource disclosure component in this news release.

A complete table of the current resource estimate is available on our website at the link below:

http://www.orkosilver.com/i/pdf/resourceestimate.pdf

Subsequent to the issuance of the resource estimate, a Preliminary Economic Assessment will also be completed by MDA.

The Company is now in possession of final analytical results from the completion of all 354 drill holes at La Preciosa. The Martha Vein oriented drilling program has extended the mineralization in a SSE direction. The Company’s geologists have noted a drop in the silver values to the southeast, where drilling has taken place on the periphery of a small Quaternary basaltic volcano. In this area, the Martha vein is thick and strong and this will be one the areas where future drilling will be carried out.

The following table summarizes the result of the balance of the drill holes drilled in 2008. Of particular note is a high-grade intercept for the Martha Vein in hole BP08-319, located on the eastern side of the mineralized trend. Hole BP08-319 yielded a true thickness of 3.57 metres grading 0.184 g/t gold and 257.8 g/t silver for a silver-equivalent of 268.8 g/t. Also of interest is hole BP08-339A which yielded 7.36 metres grading 1.265 g/t gold and 123.5 g/t silver for a silver-equivalent of 199.3 g/t.

Key Martha Vein intercepts added for this release:

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
BP08-310	114.89	120.02	5.13	4.96	0.102	122.0	128.1
BP08-318	93.39	97.19	3.80	3.57	0.107	129.0	135.4
BP08-319	84.43	88.00	3.67	3.54	0.184	257.8	268.8
BP08-320	56.00	58.52	2.52	2.37	0.085	97.3	102.4
BP08-322	59.13	61.99	2.86	2.69	0.034	164.9	166.9
BP08-326	169.27	174.96	5.69	5.35	0.460	153.4	181.0
BP08-339	50.90	53.95	3.05	2.95	0.301	87.4	105.4
BP08-339A	50.90	58.52	7.62	7.36	1.265	123.5	199.3
BP08-343	29.90	32.02	2.12	2.05	0.512	78.1	108.8
BP08-348	220.95	227.69	6.74	6.33	0.082	99.4	104.3

Drill holes along the periphery, or which did not reach thickness and/or grade cut-offs, include BP08-307, -308, - 309, -313, -314, -315, -316, -317, -321, -322A, -323, -327, -328, -329, -330, -332, -333, -334, -335, -336, -337, -338, -340, -341, -342, -344, -345, - 346, -347, -349, -350, -351, -352, -353, 354. Some of these holes cut significant thicknesses of the Martha vein, wherein low grades were encountered. While not making the underground cut-off grade, they may be considered for future open-pit potential studies.

The Company remains extremely optimistic about its future prospects at La Preciosa. For 2009, Orko Silver plans to carryout in-fill drilling that will allow the Company to increase the resource confidence of the Martha vein, as well as drill testing along the extensions of the other known vein trends, within the overall extensive property package.

A complete table of drill results is available on our website at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available on our website at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

All 2008 holes were started in HQ-size core, with reduction to NQ-size core at approximately 260 metre down hole depth. Drill core is logged by geologists who mark sample locations according to l itholog ical/alte ration changes. The individual samples are taken over core lengths always less than or equal to two metres and commonly less than a metre. The core is cut in half with a diamond saw. One-half of the core is stored in the original core boxes in core storage buildings on site. The other half of the cut core sample is placed in sample bags and transported by Orko personnel to the SGS Mineral Services or Inspectorate labs in Durango, Mexico for sample preparation and analysis.

Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

George Cavey, P.Geo., is the Qualified Person and takes responsibility for the overall technical disclosure in this news release. These resource estimates are classified as Indicated and Inferred Mineral Resources, consistent with the CIM definitions referred to in NI 43-101. This estimate will be filed in a technical report, compliant with NI 43-101 on SEDAR within 45 days. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Orko is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues, which may materially affect its estimate of mineral resources.

George Cavey, P.Geo. is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

*Silver-equivalent, for the purposes of this resource estimate, was defined as the silver grade plus 60 times the gold grade. The reported numbers are for in situ metal content without consideration of metallurgical recoveries and net smelter returns.

A printer friendly PDF format of this news release is available at the link below:

http://www.investorhub.ca/orkonews18022009.pdf

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via our website at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward- looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .

March 31, 2009

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Corp. Acquires 100% of San Juan

VANCOUVER, British Columbia - Orko Silver Corp.(“Orko”) – (TSX.V - OK) announces that it has signed an agreement with Silver Standard Resources Inc. to acquire a 100% interest in the San Juan Property located immediately west of Orko Silver’s La Preciosa project.

The terms of the agreement provides for the transfer of the remaining 25% interest not currently controlled by Orko Silver for the lump sum purchase price of US $250,000, such sum to be paid by the issuance of Orko Silver capital stock, each share having an attributed value of CA $1.03. The agreement is subject to approval by the TSX Venture Exchange, and the issued shares will be subject to a four month plus one day resale restriction under applicable securities laws in Canada and any other resale restrictions that may be imposed by the TSX Venture Exchange.

Gary Cope, President of Orko, states that “We are extremely pleased to have reached this agreement with Silver Standard to enhance and consolidate our property holding immediately west of La Preciosa. We believe that this acquisition will be of great benefit to Orko Silver shareholders”.

About Orko Silver Corp.

Orko Silver Corp. is developing one of the world’s largest primary silver deposits, La Preciosa, located near the city of Durango, Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .